Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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August 4, 2015

VIA EDGAR

Michael R. Clampitt, Esq.

Senior Staff Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wins Finance Holdings Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed July 14, 2015
File No. 333-204074

Dear Mr. Clampitt:

On behalf of Wins Finance Holdings Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 27, 2015, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Erin Purnell.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Cover Page

1.	We note your status as an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We wish to advise the Staff that there have not been any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. We will supplementally provide any such communications to the Staff if they are issued after the date hereof.

Securities and Exchange Commission

August 4, 2015

Opinion of Financial Advisor ...., page 56

2.	We note the Fairness Opinion of Fair Market Value in Wins Finance Group Limited prepared by GCA. We further note that GCA relied on financial projections when preparing the Fairness Opinion. Please revise your description of the Fairness Opinion to disclose the financial projections used.

We have revised the disclosure on page 59 of the Registration Statement as requested.

WFG’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Guarantee paid on behalf of guarantee service customers, page 121

3.	We note your response to comment 24 and related revisions in your filing. Please revise your next submission to discuss the typical triggering events or other facts and circumstances that cause you to write off a guarantee paid on behalf of a guarantee service customer.

We have revised the disclosure on page 121 of the Registration Statement as requested.

Executive Compensation

Summary Compensation Table of WFG’s Named Executive Officers, page 132

4.	Please revise to provide the biographical information required by Item 401(e) of Regulation S-K for Junfeng Zhao and Zhe Wu.

We have revised the disclosure on page 132 of the Registration Statement as requested.

Sino Mercury Acquisition Corp., page F-2

5.	Given the significance of the information, please revise your next submission to provide a statement of changes in stockholders’ equity for all interim periods.

We have revised the disclosure on page F-4 of the Registration Statement by adding a statement of changes in stockholders’ equity as requested.

Securities and Exchange Commission

August 4, 2015

Wins Finance Group Limited, page F-28

6.	Given the significance of the information, please revise your next submission to provide a statement of changes in stockholders’ equity for all interim periods.

We have revised the disclosure on page F-31 of the Registration Statement by adding a statement of changes in stockholders’ equity as requested.

7.	We note your response to comment 31. Considering the guidance in ASC 805-50-45-5 requires comparative financial statement presentation for prior years, please revise your next submission to provide audited financial statements for Wins Finance Group Limited for the periods ending June 30, 2014 and June 30, 2013 as well as management’s discussion and analysis of financial condition and results of operations (MD&A) for the periods presented. In addition, please provide updated interim financial statements and related MD&A.

We respectfully advise the Staff that Wins Finance Group Limited (“WFG”) was incorporated on July 27, 2014 and its subsidiary, Full Shine Capital Resources Limited, was acquired on October 23, 2014. On December 2, 2014, Full Shine acquired Jinshang Leasing, Jinchen Agriculture and Dongsheng Guarantee on an “under common control” basis. As of June 30, 2014, neither WFG nor Full Shine existed and the transfer did not occur. Therefore, we believe the period in which the transfer occurs was the six months ended December 31, 2014 for which ASC 805-50-45-2 applies. Audited combined financial statements of Jinshang Leasing, Jinchen Agriculture and Dongsheng Guarantee for the periods ended June 30, 2014 and 2013 were previously included in the Registration Statement. The most recent interim financial statements and related management’s discussion and analysis of financial condition for WFG that were previously provided are for the six months ended December 31, 2014 and 2013, which we believe is not stale for a foreign private issuer according to SEC rules S-X 210.12 (f). Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

8.	We note your response to comment 33. Please revise your next submission to disclose the information included in the response regarding your presentation of the changes in restricted cash in your statements of cash flows.

We have revised the disclosure on pages F-32 and F-57 of the Registration Statement as requested.

9.	We note your response to comment 35 and your revised disclosure in Note 17. It appears that net income divided by the weighted average number of common shares outstanding during the period does not equal your disclosed earnings per share. Please revise your filing as needed.

We have revised the disclosure on pages F-30 and F-47 of the Registration Statement as requested.

Securities and Exchange Commission

August 4, 2015

10.	We note your response to comment 42 and your disclosure related to your short-term investments in your MD&A and in your risk factors on page 30. Please revise your next submission to include a breakdown of your short-term investment balances by type of investment (e.g. government bonds, corporate bonds, central bank notes, etc.) in a tabular format as of each period end. Also provide information that addresses the liquidity risk of these investments. For example, discuss if banks and financial institutions are required to redeem the investments, the price (e.g. market, par, etc.) at which they may be redeemed, etc.

With respect to the first part of the Staff’s comment, we respectfully advise the Staff that the short-term investments are the investments in assets under management products which are invested by the banks or financial institutions in items such as government bonds, corporate bonds and central bank notes. The investment portfolios of these products are not disclosed to WFG by the banks or financial institutions. Accordingly, although we are unable to revise the disclosure in the Registration Statement to reflect the breakdown, we have revised the disclosure on page F-35 and page F-59 of the Registration Statement to reflect the foregoing.

With respect to the second part of the Staff’s comment, we have revised the disclosure regarding the liquidity risk of these investments on pages 30, F-31 and F-66 of the Registration Statements as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Richard Xu